johnnic
communications

4 Biermann Avenue Rosebank 2196 Johannesburg
P O Box 1746 Saxonwold 2132 Gauteng

Telephone: +27-11-280-5009
Fax: +27-11-280-5099
E-Mail: matisonnj@jpl.co.za



JRM/GFS

25 June 2003

Rule 12g3-2(b) File No. 82-5184

Office of International Corporation Finance
Division of Corporation Finance
Securities Exchange Commission
450 Fifth Street NW
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

JOHNNIC COMMUNICATIONS LIMITED : RULE 12g3-2(b) File No. 82-5184

I refer to the above and attach hereto the audited results for the year ended 31 March 2003 for Johnnic Communications Limited pursuant to the exemption from the Securities Exchange Act of 1934 ("the Act") afforded by Rule 12g3-2(b).

This information is provided under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise, subject to the liabilities of Section 18 of the Act and that neither this letter nor the provision of the information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

(MS) JOANNE MATISONN
GROUP SECRETARY

Encl.

AUDITED RESULTS FOR THE YEAR ENDED 31 MARCH 2003

johnnic communications

future of entertainment & media

JOHNNIC COMMUNICATIONS LTD • ("Johncom" or "the company") Incorporated in the Republic of South Africa • Registration Number 1889/000352/06 • Share code: JCM • ISIN code: ZAE 000024584
4 Biermann Avenue • Rosebank • 2196 • Johannesburg • P O Box 1746 • Saxonwold • 2132 • Gauteng • American Depository Receipts ("ADR") Program • CUSIP No.: 47805P102 • ADR to Ordinary Share: 1:1

- Revenue from ongoing operations up by 18%
- Ebitda from ongoing operations up by 15%
- Headline earnings from ongoing operations up by 25%
- Net debt reduced from R401 million to R54 million
- Digital segment delivers first positive Ebitda
- Dividend declarations resumed


Nu Metro · Exclusive Books · IMAX · Sunday Times · Business Day

Daily Dispatch · The Herald

Struik

I-Net Bridge

Consolidated Income Statement

	31 March 2003 Rm	31 March 2002 Rm
Revenue	3 332	5 475
Cost of sales	(2 128)	(2 837)
Gross profit	1 204	2 638
Operating expenses - net	(1 004)	(1 683)
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")	200	955
Depreciation	(95)	(321)
Amortisation of intangibles	(10)	(62)
Profit from operations before goodwill amortisation	95	572
Goodwill amortisation	(15)	(138)
Profit from operations	80	434
Finance costs	(60)	(143)
Finance income	27	26
Share of profits of associates	264	205
Profit before taxation and exceptional items	311	522
Exceptional items	(67)	2 513
Profit before taxation	244	3 035
Taxation	(139)	(224)
Profit after taxation	105	2 811
Minority interests	(15)	(93)
Attributable earnings	90	2 718

RECONCILIATION OF HEADLINE EARNINGS TO ATTRIBUTABLE EARNINGS:	31 March 2003 Rm	31 March 2002 Rm	% change
Ongoing operations	186	149	25
Disposed operations	(29)	(2)	(1350)
Unbundled operations	–	96	(100)
Total basic headline earnings	157	243	(35)
Goodwill amortisation after minority interests	(15)	(43)	65
Exceptional items after taxation and minority interests	(52)	2 518	(102)
Attributable earnings	90	2 718	(97)
Basic earnings per ordinary share (cents)			
Headline	151	233	(35)
Attributable	87	2 608	(97)
Ongoing operations			
Basic earnings per ordinary share (cents)			
Headline	179	143	25
Attributable	114	126	(10)
Disposed operations			
Basic loss per ordinary share (cents)			
Headline	(28)	(2)	(1 300)
Attributable	(27)	(2)	(1 250)
Number of ordinary shares in issue:			
weighted average ('000)	104 189	104 189	
at year end ('000)	104 189	104 189	

Pro Forma Results Excluding the Unbundled Telecommunications Division

Consolidated Income Statement	Audited 31 March 2003 Rm	Unaudited 31 March 2002 Rm	% change
Revenue	3 332	3 032	10
Ebitda	200	192	4
Depreciation and amortisation (including goodwill amortisation)	(120)	(133)	10
Profit from operations	80	59	36
Net finance costs	(33)	(44)	25
Share of profits of associates	264	205	29
Profit before taxation and exceptional items	311	220	41
Exceptional items	(67)	(8)	
Profit before taxation	244	212	15
Taxation	(139)	(70)	
Profit after taxation	105	142	(26)
Minority interests	(15)	(13)	

Segmental Analysis

BUSINESS GROUPING	31 March 2003 Rm	31 March 2002 Rm	% change
Revenue			
Ongoing operations			
Filmed entertainment	618	501	23
Music	170	144	18
Book retailing	393	319	23
Entertainment services	105	72	46
Newspaper and magazine publishing	889	807	10
Book and map publishing	293	258	14
Digital	128	95	35
	2 596	2 196	18
Disposed operations			
Hammicks UK, Music for Pleasure, VCR/Trutone & Universal Partnership	736	836	
Unbundled operations			
Telecommunications	–	2 443	
	3 332	5 475	
Ebitda			
Ongoing operations			
Filmed entertainment	24	31	(23)
Music	10	13	(23)
Book retailing	34	22	55
Entertainment services	13	10	30
Newspaper and magazine publishing	99	85	16
Book and map publishing	15	35	(57)
Digital	2	(19)	111
Corporate head office	(2)	(7)	71
	195	170	15
Disposed operations			
Hammicks UK, Music for Pleasure, VCR/Trutone & Universal Partnership	5	22	
Unbundled operations			
Telecommunications	–	763	
	200	955	

Summarised Consolidated Balance Sheet

	As at 31 March 2003 Rm	As at 31 March 2002 Rm
ASSETS		
Non-current assets		
Property, plant and equipment	327	408
Goodwill	19	64
Intangible assets	26	45
Investments and loans	913	956
Deferred taxation	81	96
	1 366	1 569
Current assets	1 333	1 577
Bank balances, deposits and cash	291	244
Listed equities	160	349
Other current assets	882	984
Total assets	2 699	3 146
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' interest	1 567	1 601
Minority interests	8	27
Total equity	1 575	1 628
Non-current liabilities	143	132
Long term liabilities	28	22
Provision for post-retirement medical costs	113	108
Deferred taxation	2	2
Current liabilities	981	1 386
Non-interest bearing liabilities	664	763
Interest bearing liabilities	317	623
Total equity and liabilities	2 699	3 146
Net asset value per ordinary share (Rand)		
- book value	15	15

Summarised Group Statement of Changes in Equity

	31 March 2003 Rm	31 March 2002 Rm
Balance at 1 April	1 601	4 690
Attributable earnings	90	2 718
Distribution in specie	–	(9 277)
Variation of interests	24	(41)
Goodwill written back on MTN Group unbundling	–	3 336
Exchange differences arising on translation of foreign entities	(35)	26
Movement on revaluation reserve arising on revaluation and disposal of listed equities	(110)	151
Other	(3)	(2)

Summarised Consolidated Cash Flow Statement

	31 March 2003 Rm	31 March 2002 Rm
Cash inflows from operating activities	135	604
Cash inflows (outflows) from investing activities	230	(1 126)
Cash outflows from financing activities	(21)	(276)
Net increase (decrease) in cash and cash equivalents	344	(798)
Cash and cash equivalents at beginning of the year	(216)	647
Foreign entities translation adjustment	(12)	(65)
Cash and cash equivalents at end of the year	116	(216)

Notes

1. **Basis of accounting**
These summarised consolidated annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002.

2. **Earnings per ordinary share**
The calculation of basic headline earnings per share is based on headline earnings of R157 million (2002: R243 million) and a weighted average of 104 189 314 (2002: 104 189 314) ordinary shares in issue. No diluted earnings per share has been disclosed as the dilution is not material.

3. **Audited results**
The auditors, Deloitte & Touche, have issued their opinion on the group's annual financial statements, for the year ended 31 March 2003. The audit was conducted in accordance with South African Auditing Standards. They have issued an unqualified audit opinion. A copy of their audit report is available for inspection at the company's registered office. These summarised annual financial statements have been derived from the group annual financial statements and are consistent in all material respects, with the group annual financial statements. The pro forma income statement does not form part of the annual financial statements and is presented as additional information. The auditors have not audited the pro forma income statement for 31 March 2002 and accordingly do not express an opinion on it.

4. **Corporate governance**
Johncom is committed to the promotion of good corporate governance standards and practices throughout the group. The publication of the King Report on Corporate Governance for South Africa 2002 ("King II"), has resulted in Johncom reviewing its structures and processes to align itself with best practice.

	31 March 2003 Rm	31 March 2002 Rm
5. Exceptional items		
Surplus realised on sale of MTN Group and Naspers shares	92	12
Share of associated companies exceptional items	(54)	9
Impairment of goodwill	(37)	–
Impairment of investments and loans	(41)	(31)
Surplus on MTN Group unbundling	–	2 521
Intellectual property write down	(11)	–
Other	(16)	2
	(67)	2 513
	%	%
6. Tax rate reconciliation		
Standard rate	30	30
Deferred taxation not raised on assessed losses	9	–
Expenses not deductible for tax purposes	6	3
Exceptional items	6	(25)
Difference in rate of taxation of associated companies	3	–
Other	3	(1)
	57	7
	Rm	Rm
7. Net debt		
Long term liabilities	(28)	(22)
Current interest bearing liabilities	(317)	(623)
- call borrowings	(175)	(460)
- short term borrowings	(142)	(163)
Total interest bearing liabilities	(345)	(645)
Bank balances, deposits and cash	291	244
	(54)	(401)
8. Cash and cash equivalents		
Bank balances, deposits and cash	291	244
Call borrowings	(175)	(460)
	116	(216)
9. Investments and loans - carrying value		
Loans	26	10
Listed investments	497	470
Unlisted investments	390	476
	913	956
10. Investments in associated companies		
Listed investments at market value	577	520
Unlisted investments at directors' valuation	536	498
11. Listed equities		
Investment in MTN Group Limited	130	349
Investment in Naspers Limited	30	–
	160	349
12. Capital expenditure incurred	71	366
13. Contingent liabilities and commitments		
Guarantees	27	49
Contingent liabilities	2	60
Operating leases	957	1 076
- within one year	108	103
- more than one year	849	973
Commitments for capital expenditure		
- contracted	–	2
- approved but not contracted	60	52
Total	60	54

The capital expenditure will be funded from future

COMMENTARY

OVERVIEW

Johncom has continued the delivery of solid earnings off a higher base. The process of reviewing all operating assets, coupled with an integration of key activities continues. In the future, this is expected to deliver further benefits.

The financial results of Johncom for the year ended 31 March 2003, are not comparable with the prior financial year as a result of Johncom's unbundling of 34,1% of its shareholding in MTN Group Limited ("MTN"), at the end of the first quarter of the previous financial year.

Pro forma results have been prepared using consistent accounting policies, assuming the unbundling was effected on 31 March 2001.

The pro forma results also exclude the profit included in the prior year under exceptional items of R2 521 million comprising of the surplus that arose on the revaluation of MTN shares to market value on unbundling.

Subsequent to year-end, Hammicks Bookstores Limited ("Hammicks") disposed of its chain of local bookstores, with effect from 1 April 2003 to Ottakars plc. In a further transaction, Hammicks thereafter disposed of its legal bookstores and subscriptions business to John Smith & Son (Glasgow) Limited. It retained residual assets and liabilities which will be disposed of or settled, as the case may be, by the end of September 2003, when the Hammicks head office *lease terminates. The net proceeds from the above two* transactions, the additional disposals of residual assets and settlement of costs and liabilities is anticipated to yield between £6,5 million and £6,8 million.

The results of Hammicks have been reported as disposed operations per the segmental analysis. The contribution of Hammicks in the pro forma results and the Consolidated Income Statement at attributable earnings was a loss of R29 million (2002: R19 million profit). The segmental analysis also reflects as disposed, Music for Pleasure ("MFP") which was disposed of at the beginning of the year. Also reflected in the segmental analysis, the Universal Music Partnership which terminated in April 2002, and VCR/Trutone which was also disposed of at the beginning of the year as part of the rationalisation of the group.

Material to the current year results is the income statement charge arising from the revaluation of long term inter-group loans with foreign subsidiaries. The charge is unrealised and the impact is covered below.

RESULTS

Revenue from ongoing operations increased by 18% to R2 596 million (2002: R2 196 million) whilst Ebitda for the same businesses increased by 15% to R195 million (2002: R170 million).

The appreciation of the rand over the reporting period has resulted in non-operating translation losses of R13 million (excluding Hammicks) being charged to the Income Statement *as a result of the revaluation of long term loans* provided as shareholder funding to foreign subsidiaries at 31 March 2003. This compares to net translation gains in the previous reporting period of R14 million. This represents a swing of R27 million to the operating results of the group.

The net debt of the group has reduced from R401 million to R54 million over the reporting period. The largest contribution to the reduction arises from the disposal of 15,5 million MTN shares, which raised proceeds totalling R210 million. Dividend receipts from associates and a cash and share distribution to shareholders from M-Net/SuperSport were the other major contributions to the reduction.

The composition of exceptional items and the reconciliation of the effective tax rate are detailed in notes 5 and 6 *respectively.*

The adoption of AC133 in the new financial year, in relation to the accounting of foreign transactions, may lead to volatility in the future reported earnings of Johncom.

Filmed Entertainment

Whilst overall turnover increased by a creditable 23%, this improvement failed to translate at the Ebitda line, due in part to continuing pressure at Nu Metro Theatres and Imax. However, good progress has been made in the operations *with the introduction of a new ticketing system, which will* enhance efficiencies in the coming year. Additionally, management has focused on reducing lease and operational costs, which are expected to yield positive results in the future.

Nu Metro Home Entertainment *performed superbly*, growing its market share and renewing key licences. Service delivery to the rental and retail trade improved. DVD showed the strongest growth with revenues exceeding those of VHS for the first time. This strong operational performance was in part offset by foreign exchange losses of R11 million, due to the appreciating rand.

Nu Metro Film Distribution secured the 20th Century Fox theatrical licence during the year and recorded strong performances locally for Warner Bros, 20th Century Fox and *independent product.*

Johnnic Entertainment Limited and WEA International Inc. ("Warner") have agreed that Warner will not exercise the option granted in November 1997 and available until 1 July 2003, to acquire equity in Gallo's music business.

Music

Despite the widely reported declines in the music industry internationally and locally, Gallo Record Company increased turnover from both international and local repertoire. Investments in local product and development costs resulted in an overall marginal decline in year on year Ebitda. The year's results exclude the benefits of the Universal partnership, which terminated at the beginning of the financial year. These results also exclude MFP, which was disposed of in July 2002. The effects of these transactions have been included in disposed operations for the prior year.

Book Retailing

Exclusive Books recorded a stellar performance in a difficult retail trading sector, expanding its store network to 32, (including a new opening in Botswana) and making an increased contribution to group results. Aggressive *promotional campaigns maintained the volumes of unit sales* in a market characterised by increasing prices due to the volatile rand exchange rate.

Entertainment Services

Results for the prior year of VCR/Trutone have been included under disposed operations due to the disposal of those businesses in April 2002. The remaining platform businesses have shown the benefits of providing industry solutions and the improvement is expected to continue into the future. Compact Disc Technologies (CDT) received ISO 9002 *accreditation during the year, positioning it well to secure* further international and local manufacturing contracts. RTG, the purchaser of VCR/Trutone, also acquired a 28,5% stake in CDT in March 2002, which was increased to 40% in March 2003. The business has benefited from the new partnership. Entertainment Logistics Services (ELS) - the warehouse and distribution business unit, returned to profit during the year, reflecting the benefits of wide ranging initiatives to enhance infrastructure, information technology and control systems.

Newspaper and Magazine Publishing

Newspapers remained the largest contributor to group revenue. The newspaper publishing division recorded commendable results, benefiting from aggressive initiatives to maintain profitability.

The new team at the Sunday Times, including the new publisher and editor, successfully faced the year's challenges, which included a significant increase in the newsprint price. Circulation for the period July to December 2002 was recorded by the Audit Bureau of *Circulation at 504 295, making Sunday Times the largest* circulating title in the country. Importantly, the newspaper increased its share of the Sunday advertising market. Increased circulation and advertising revenue, together with other initiatives, improved the profitability of the newspaper.

BDFM Publishers recorded a strong performance in difficult trading conditions, through effective cost-cutting, retaining traditional revenue streams and pursuing new revenue opportunities. New projects and marketing initiatives are expected to boost copy sales of both Business Day and Financial Mail.

The consolidation of Johnnic Publishing Eastern Cape and Dispatch Media continued during the year. Circulation volumes of the major publications showed a marginal decline. Advertising volumes at Dispatch Media were significantly ahead of last year while volumes at Johnnic Publishing Eastern Cape were marginally down.

The consolidation of the magazine division was bedded down during the year. The magazine division grew revenue by 22% in a very tough and overcrowded market with increased competition driven by the launch of new international titles.

Book and Map Publishing

The book publishing division achieved solid sales growth, both domestically and abroad. Struik Publishers achieved solid sales growth, and tight control of operating expenses and improved stock turn contributed to greater profitability. *Internationally, all divisions delivered strong performances in* local currencies, although the year-end result was affected by exchange rate revaluations.

Results from the map publishing division were commendable, with excellent progress made by the new *electronic map business, Mapit. Map Studio achieved good* turnover growth, and successfully completed its relocation to Cape Town and re-branding exercise. Booksite Afrika enjoyed another successful year and remains the biggest distributor of trade books in the South African market.

Digital

Johnnic Digital, comprising the group's electronic interests, held mainly through Johnnic e-Ventures, had an excellent year. Management's decision to focus on the business-to-business and learning markets has paid dividends. The division met its target of achieving positive Ebitda, with revenue up 35% and Ebitda improved by 111%. All signs are that the division has turned the corner. Johnnic Digital is ideally positioned to capitalise on the growing use of Internet-based business solutions. Equally, the Internet has become entrenched as a powerful and effective delivery mechanism in education.

Associate: Electronic Media Network Limited ("M-Net") (26,03% interest)

M-Net has posted satisfactory results, achieved through a focus on operational efficiencies and cost management, supported by improved advertising revenues on the back of the M-Net program line-up.

Total revenue for the year increased to R1,4 billion from R1,3 billion achieved last year. Headline earnings amounted to R127 million equivalent to headline earnings per share of 50,2 cents.

On 10 March 2003, M-Net distributed R37,5 million in cash to its shareholders by way of a reduction in M-Net's share premium account.

Associate: SuperSport International Holdings Limited ("SuperSport") (26,03% interest)

SuperSport has also shown satisfactory results with revenue for the year increasing by 15% from R839 million to R961 million resulting in a headline earnings per share of 34,8 cents.

On 10 March 2003, SuperSport distributed R37,5 million in cash to its shareholders by way of a reduction in SuperSport's share premium account. A reorganisation of Naspers Limited ("Naspers") led to SuperSport's investment *in MIH Limited being converted to 11 386 277 Naspers* shares. This investment was not considered to be strategic by SuperSport and, accordingly, these shares were distributed to shareholders as a reduction in capital.

The company recorded an impairment charge of R124 million against its investment in MIH Limited.

Associate: Caxton and CTP Publishers and Printers Limited ("CTP") (35,7% interest)

The year-end of CTP is not co-terminous with Johncom. The *most recent six month results of CTP delivered a 20%* increase in revenue and a 33% improvement in diluted headline earnings to 31 December 2002.

During the year, CTP undertook a scheme of arrangement in terms of which it acquired the minority shareholders' shares in Caxton Limited, which was then constituted as a wholly owned subsidiary and has since been delisted.

CTP also subdivided its ordinary shares in the ratio of 10 for 1 and changed its name to Caxton and CTP Publishers *and Printers Limited.*

DIVIDENDS

Concurrently with the approval of the audited results for the year ended 31 March 2003, the board approved the resumption of the payment of dividends.

A dividend of 30 cents per share has been declared. The last day to trade "cum" the dividend in order to participate in the dividend will be 11 July 2003. The shares will commence trading "ex" the dividend from the commencement of business on 14 July 2003 and the record date will be 18 July 2003. The dividend is payable on 21 July 2003. Share certificates may not be dematerialised or rematerialised between 14 July 2003 and 18 July 2003, both days inclusive.

PROSPECTS

The group starts the new year with debt reduced to a nominal level. Reduced costs and increased efficiencies will result *from the integration of the publishing and entertainment* operations into a single Johncom headquarters. Equally, the consolidation of magazine and Eastern Cape publishing operations will result in enhanced returns.

African expansion plans promise exciting new markets. Sales of *new format products, such as DVD, continue to show* growth. The Digital division is forecasting continued good growth and expects to contribute positively to group results in the new year.

Piracy of entertainment products and weak consumer spending remain issues. The business operations will have to deal with the challenges of market volatility, exchange rate fluctuations and industry consolidation in the coming year. Nonetheless, Johncom is well positioned for longer-term earnings growth.

M E Ramano
Chairman
23 June 2003

A C G Molusi
Chief Executive Officer


MATRIX
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DIRECTORS: M E Ramano (Chairman), A C G Molusi' (Chief Executive Officer), P C Desai', N Jacobsohn', P M Jenkins', D M Mashabela, J R D Modise, L Morake, K C Ramon, D A Simpson, T A Wixley.
'Executive Directors. COMPANY SECRETARY: J R Matisonn. These results may be viewed on the Internet at: **http://www.johncom.co.za** **E-mail: matisonnj@jpl.co.za**